UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company)

Turning Point Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Athena Countouriotis, M.D.
President and Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121
(858) 926-5251

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden
Rowook Park
Charles J. Bair
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Turning Point Therapeutics, Inc., a Delaware corporation (the “Company” or “Turning Point”), with the Securities and Exchange Commission (the “SEC”) on June 17, 2022, relating to the tender offer on Schedule TO filed with the SEC on June 17, 2022 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”) and Rhumba Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and Purchaser to acquire all of the outstanding shares of common stock of Turning Point, $0.0001 par value per share (the “Shares”) at an offer price of $76.00 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D‑9.

Except as otherwise set forth below, the information set forth in the Schedule 14D‑9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 2.	Identity and Background of Filing Person.

Item 2 “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By deleting the eighth paragraph under the section titled “—Tender Offer” on page 2 and replacing it with the following paragraphs:

“The Offer, which was previously scheduled to expire at one minute following 11:59 p.m., Eastern Time, on July 18, 2022, is being extended until 5:00 p.m., Eastern Time, on August 15, 2022 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). On July 19, 2022, Bristol-Myers Squibb issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the Schedule TO and is incorporated herein by reference.

Bristol-Myers Squibb and Purchaser expect that the Offer will be consummated promptly following the Expiration Time (as extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the Merger Agreement, and that the Merger will be consummated promptly following the consummation of the Offer.”

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By adding a new section titled “—Extension of the Offer Period” immediately following the section titled “—Legal Proceedings” on page 37 as follows:

“Extension of the Offer Period

On July 19, 2022, Bristol-Myers Squibb announced an extension of the Expiration Time until 5:00 p.m., Eastern Time, on August 15, 2022, unless further extended in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute following 11:59 p.m., Eastern Time on July 18, 2022. According to the press release issued by Bristol-Myers Squibb, Equiniti Trust Company, the depositary for the Offer, has advised Bristol-Myers Squibb that, as of 5:30 p.m., Eastern Time on July 18, 2022, approximately 34,447,733 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 69.0% of the outstanding Shares. The press release issued by Bristol-Myers Squibb announcing the extension of the Offer is filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the Schedule TO and is incorporated herein by reference.”

2.     By adding a new sentence as the last sentence of the section titled “—U.S. Antitrust” as set forth below:

“As of July 19, 2022, Bristol-Myers Squibb and Turning Point continue to prepare the Premerger Notification and Report Forms to be filed with the Antitrust Division and the FTC. Bristol-Myers Squibb and Turning Point expect to submit such forms by the end of July.”

3.     By adding a new sentence after the first paragraph in the section titled “—Other Antitrust Approvals” as set forth below:

“As of July 19, 2022, Bristol-Myers Squibb and Turning Point continue to prepare the filing to be submitted with the FCO. Bristol-Myers Squibb and Turing Point will submit such filing as promptly as possible.”

Item 9.	Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(15)	Press Release issued by Bristol-Myers Squibb Company, dated July 19, 2022 (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 2 to the Schedule TO, filed July 19, 2022).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURNING POINT THERAPEUTICS, INC.

	By:	/s/ Athena Countouriotis
	Name:	Athena Countouriotis
	Title:	President and Chief Executive Officer
Dated: July 19, 2022